Exhibit 99.4

Presentation
to
the Board of Directors
of
Investors Mortgage Holdings Inc.
on behalf of
IMH Secured Loan Fund, LLC

February 8, 2010

Section 1 - Assignment and Conclusion	1
The Proposed Transactions	1
Assignment	2
opinion	3
Due Diligence	4
Scope and Limitations	5

Section 2 – Structure of the Conversion Transactions	6
Structure Prior to the Conversion Transactions:	6
Structure After the Conversion Transactions:	7

Section 3 - Description of the Fund, the Manager and SWIM	8
The Manager	8
The Fund	9
IMH Financial	9
Holdings	9
SWIM	10

Section 4 – Projections for the Manager and SWIM	11
Projections for the Manager Under the Existing Management Contract	11
Management’s Projections for an External Manager of IMH Financial	13
SWIM Projections	14

Section 5 – Earnings Accretion/Dilution Analysis	15

Section 6 – Comparison of Acquisitions of Managers	16

Section 7 – Comparison of Acquisition of the Manager with Other Transactions	20

Section 1 - Assignment and Conclusion

The Proposed Transactions

We understand that IMH Secured Loan Fund, LLC (the “Fund”) is considering transactions (the “Conversion Transactions”) whereby:

(a)
membership units in the Fund would be exchanged for 18 million Class B shares or (at the election of the unitholders) Class C shares of IMH Financial Corporation (“IMH Financial") (the “Exchange”); and

(b)
995,750 Class B-3 shares would be issued to acquire Investors Mortgage Holdings Inc. (the “Manager”), the manager of the Fund, and IMH Holdings, LLC (“Holdings”), whose subsidiary, SWI Management, LLC (“SWIM”), is the manager of the Strategic Wealth Income Fund.

As a result of the acquisition of the Manager, IMH Financial would be internally managed.

1 25% in Class B-1 common stock, 25% in Class B-2 common stock, and 50% in Class B-3 common stock.

February 8, 2010	Page 1

Assignment

Sutter Securities Incorporated ("Sutter") has been asked to advise the Board of Directors of the Manager of the Fund as to fairness of the acquisitions of the Manager and Holdings, from a financial point of view, to the stockholders of IMH Financial Corporation (other than the owners of the Manager and Holdings).

Sutter has not been asked to opine as to the fairness of the Exchange.

February 8, 2010	Page 2

Opinion

Based on our review and analysis, it is our opinion that the acquisition of the Manager and Holdings is fair, from a financial point of view, to the stockholders of IMH Financial Corporation (other than the owners of the Manager and Holdings).

Our opinion is provided for the information and assistance of the Board of Directors of the Manager on behalf of the Fund in connection with its consideration of the Conversion Transactions.

Our opinion does not constitute a recommendation to the Board of Directors of the Manager of the Fund or to the unitholders of the Fund as to whether or not to vote in favor of the Conversion Transactions.

Our opinion will be updated to the date of the final consent solicitation/prospectus to be sent to unitholders with respect to the Conversion Transactions.

February 8, 2010	Page 3

Due Diligence

In the course of our analyses for rendering our opinion, we have:

☐
reviewed IMH Financial’s Registration Statement on Form S-4 filed with the S.E.C. on January 15, 2010, and a draft of the Merger and Contribution Agreement by and among IMH Financial Corporation, IMH Secured Loan Fund, LLC, Investors Mortgage Holdings, Inc., IMH Holdings, LLC, Shane C. Albers, William Meris, Steve Darak, Brian Peterson, and Ryan Muranaka;

☐	reviewed the Fund’s Annual Reports of Form 10-K for the years ended December 31, 2007 and 2008, and its Quarterly Report on Form 10-Q for the nine months ended September 30, 2009;

☐	reviewed certain operating and financial information, including projections, provided to us by the Manager relating to the business and prospects of the Fund, IMH Financial, the Manager, and Holdings;

☐	met with representatives of the Manager to discuss the operations, historical financial statements and future prospects of the Fund, IMH Financial, the Manager, and Holdings;

☐	reviewed publicly available financial data and other information with respect to other acquisitions by funds and REITs of their external managers; and

☐	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

February 8, 2010	Page 4

Scope and Limitations

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all financial and other information that was available to us from public sources and all the financial and other information provided to us by the Manager. We have further relied upon the assurances of representatives of the Manager that they are unaware of any facts that would make the information provided to us incomplete or misleading.

With respect to the financial projections supplied to us, we assumed that, as of the date supplied to us, they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Manager. In arriving at our opinion, we have not performed any independent appraisal of the assets of the Fund, the Manager, or Holdings.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this presentation.

Our opinion does not address the underlying business decision of the Fund to engage in the Conversion Transactions, or the relative merits of the Conversion Transactions as compared to any other strategic alternatives that may be available to the Fund.

February 8, 2010	Page 5

Section 2 – Structure of the Conversion Transactions

Structure Prior to the Conversion Transactions:

Solid lines represent ownership.

Dotted lines represent advisory services.

February 8, 2010	Page 6

Structure After the Conversion Transactions:

February 8, 2010	Page 7

Section 3 - Description of the Fund, the Manager and SWIM

The Manager

The Fund currently pays management fees to the Manager, which serves as the Fund’s external manager. The Manager is entitled to receive 100% of all origination fees and points associated with the origination of new mortgage loans and the modification or extension of existing commercial real estate mortgage loans, as well as 25% of all penalty fees and ‘‘gain on sale’’ events, pertaining to the disposition of portfolio assets. The Manager is responsible for managing every aspect of the Fund’s operations, including identifying and funding new commercial mortgage loans, evaluating and acquiring commercial mortgage loans held by third parties, and periodically analyzing the composition of the Fund’s portfolio.

The Manager does not manage any other private or public funds similar to the Fund; however, the principals of the Manager manage the SWI Fund through SWIM. After the consummation of the proposed transactions, IMH Financial will assume the duties previously performed by the Manager.

February 8, 2010	Page 8

The Fund

The Fund originates, invests in and manages commercial real estate mortgage loan investments, consisting primarily of short-term commercial mortgage loans collateralized by first mortgages on real property. It performs related functions, including developing, managing and either holding for investment and resale or disposing of real property acquired through foreclosure or other means.

IMH Financial

IMH Financial is a newly-formed Delaware corporation formed to effect the conversion of the Fund into a corporation. Upon the consummation of the Conversion Transactions, Holdings and SWIM will become wholly-owned subsidiaries of IMH Financial, and it will be an internally managed real estate finance company.

Holdings

Holdings is a holding company for two wholly-owned subsidiaries, IMH Management Services, LLC, and SWIM. IMH Management Services, LLC provides the Fund and affiliates of the Manager with human resources and administrative services and is not a profit center.

February 8, 2010	Page 9

SWIM

SWIM acts as manager for the SWI Fund. The SWI Fund’s investment strategies and objectives are substantially similar to the Fund. The SWI Fund seeks to generate attractive risk-adjusted returns by making privately negotiated, high yielding, real estate-based investments. SWIM is paid (i) an organization fee of 0.5% of all equity and debt capital raised by the SWI Fund, (ii) a monthly asset management fee equal to 1.75% of the cost basis of the aggregate assets of the SWI Fund, origination fees (of which half is credited against the asset management fees), and (iii) acquisition fees equal to up to 2.0% of the acquisition of certain eligible investments, less origination fees paid to SWIM on each eligible investment. Following the consummation of the Conversion Transactions, the SWI Fund will remain independent of the Fund.

In order to mitigate potential conflicts of interest between the Fund and the SWI Fund, SWIM has agreed that (i) prior to the consummation of an initial public offering of IMH Financial common stock, SWIM will cease raising capital on behalf of the SWI Fund, and (ii) by the time of the IPO, SWIM will invest capital on behalf of the SWI Fund in the ordinary course, subject to a decision by the independent members of IMH Financial’s Board of Directors as to whether any specific acquisition or origination opportunity that is suitable for either IMF Financial or the SWI Fund will be acquired or originated by IMF Financial or the SWI Fund.

February 8, 2010	Page 10

Section 4 – Projections for the Manager and SWIM

Projections for the Manager Under the Existing Management Contract

Under the existing Fund structure, the Manager’s annual current base fee is 0.25% of assets under management (“AUM”). In addition to the base management fee, the Manager is entitled to 100% of any points associated with loan origination and 25% of all penalty fees and ‘‘gain on sale’’ events, pertaining to the disposition of portfolio assets.

The following table below shows estimated revenues of the Manager from its base fee and origination fees, assuming origination fees of three or four points and average loan terms ranging from one to three years. This projection does not include amounts receivable by the Manager with respect to penalty fees and ‘‘gain on sale’’ events.

February 8, 2010	Page 11

Net IPO Proceeds (a)	AUM	0.25% of AUM	Assets Available For Investment (b)	Origination Points	Average Asset Turnover	Fees For Origination	Annual Revenues to Manager
($ millions)					(years)	($ millions)
0.0	360.0	0.900	139.6	3%	3	1.396	2.296
0.0	360.0	0.900	139.6	4%	3	1.861	2.761
0.0	360.0	0.900	139.6	3%	2	2.094	2.994
0.0	360.0	0.900	139.6	4%	2	2.792	3.692
0.0	360.0	0.900	139.6	3%	1	4.188	5.088
0.0	360.0	0.900	139.6	4%	1	5.584	6.484
69.0	429.0	1.073	208.6	3%	3	2.086	3.159
69.0	429.0	1.073	208.6	4%	3	2.781	3.854
69.0	429.0	1.073	208.6	3%	2	3.129	4.202
69.0	429.0	1.073	208.6	4%	2	4.172	5.245
69.0	429.0	1.073	208.6	3%	1	6.258	7.331
69.0	429.0	1.073	208.6	4%	1	8.344	9.417
138.0	498.0	1.245	277.6	3%	3	2.776	4.021
138.0	498.0	1.245	277.6	4%	3	3.701	4.946
138.0	498.0	1.245	277.6	3%	2	4.164	5.409
138.0	498.0	1.245	277.6	4%	2	5.552	6.797
138.0	498.0	1.245	277.6	3%	1	8.328	9.573
138.0	498.0	1.245	277.6	4%	1	11.104	12.349

(a)	Net IPO proceeds = 92% of gross proceeds (i.e., net of underwriting fees and expenses) assuming an IPO after consummations of the Conversion Transactions.
(b)	Net of $153.4 million of non-performing assets and $77.0 million of real estate owned (“REO”).

February 8, 2010	Page 12

The Manager’s Projections for an External Manager of IMH Financial

The projections assume that the Manager (or a new manager) would be compensated at a customary rate.

Our calculations are based on the Manager’s model, assuming:
Management fee: 1.5% (the Manager’s model used 1.75%)
Performance bonus: 20% of earnings above an 8% return on equity.
Either (i) no IPO, (ii) a $75 million IPO after the Conversion Transactions at $14 or $16 per share, or (iii) a $150 million IPO after the Conversion Transactions at $14 or $16 per share.

Assumed	Assumed	Manager Income
IPO Price	IPO Amount	2010	2011	2012
($ millions)
	0	115	2,367	7,313
$14	75	1,336	5,631	11,139
$16	75	1,291	5,066	9,355
$14	150	2,723	8,896	14,969
$16	150	2,661	8,146	12,682

February 8, 2010	Page 13

SWIM Projections

The Manager’s model projects that SWIM will earn $1,596,000 per year for the years ended December 31, 2010 through 2012, assuming member investments of $30 million.

February 8, 2010	Page 14

Section 5 – Earnings Accretion/Dilution Analysis

IPO	IPO		EPS w/External Manager			EPS w/Internal Manager			Change in EPS
($ mil.)	Price	Payout	2010	2011	2012	2010	2011	2012	2010	2011	2012
Zero bonus
0	–	0%	$0.82	$2.47	$3.97	$0.78	$2.47	$4.16	$(0.04)	$(0.00)	$0.19
0	–	75%	$0.81	$2.37	$3.62	$0.77	$2.35	$3.76	$(0.04)	$(0.02)	$0.13
5% bonus
0	–	0%	$0.82	$2.47	$3.95	$0.78	$2.41	$4.00	$(0.04)	$(0.06)	$0.06
0	–	75%	$0.81	$2.37	$3.61	$0.77	$2.30	$3.63	$(0.04)	$(0.07)	$0.02
10% bonus
0	–	0%	$0.82	$2.46	$3.92	$0.78	$2.35	$3.85	$(0.04)	$(0.11)	$(0.07)
0	–	75%	$0.81	$2.37	$3.60	$0.77	$2.25	$3.50	$(0.04)	$(0.11)	$(0.09)
75	$14	0%	$0.87	$2.53	$3.77	$0.89	$2.53	$3.82	$0.02	$(0.00)	$0.05
75	$16	0%	$0.89	$2.61	$3.88	$0.91	$2.60	$3.93	$0.02	$(0.01)	$0.05
75	$14	75%	$0.86	$2.42	$3.42	$0.88	$2.41	$3.44	$0.02	$(0.01)	$0.02
75	$16	75%	$0.88	$2.49	$3.52	$0.90	$2.47	$3.54	$0.02	$(0.02)	$0.02
150	$14	0%	$0.90	$2.57	$3.67	$0.96	$2.64	$3.80	$0.06	$0.06	$0.13
150	$16	0%	$0.94	$2.70	$3.85	$1.01	$2.76	$3.98	$0.06	$0.06	$0.13
150	$14	75%	$0.89	$2.45	$3.31	$0.95	$2.51	$3.40	$0.06	$0.05	$0.09
150	$16	75%	$0.93	$2.57	$3.47	$0.99	$2.62	$3.56	$0.06	$0.05	$0.09

Based on the Manager's model, assuming either no IPO or a $75 million or $150 million IPO after the Conversion Transactions at $14 or $16 per share, and modified by us as follows:
•	the disposition period for REO and nonperforming assets was assumed to be 48 rather than 24 months.
•	the management fee for an external manager was assumed to be 1.5% rather than 1.75%,

February 8, 2010	Page 15

Section 6 – Comparison of Acquisitions of Managers

Internalized Real Estate Asset Managers

		Date of Proxy	Shares	Non- Contingent Shares Paid	Contingent Shares	Percent of Outstanging Shares
Acquirer	Manager	Statement	Outstanding	(a)	Payable	Minimum	Maximum
			- - - (000) - - -
America First Mortgage Investments Inc.	America First Mortgage Advisory Corporation	11/12/01	27,035	1,288	0	4.55%	4.55%
Annaly Mortgage Management, Inc.	Fixed Income Discount Advisory Company	4/20/04	96,074	2,201	2,690	2.24%	4.84%
Anworth Mortgage Asset Corporation	Anworth Mortgage Advisory Corporation	5/17/02	11,122	240	0	2.11%	2.11%
CNL Hotels & Resorts, Inc.	CNL Hospitality Corp.	5/10/06	152,900	3,988	0	2.54%	2.54%
Deerfield Triarc Capital Corp.	Deerfield Capital Management LLC	7/9/07	51,753	19,302	0	27.16%	27.16%
Dividend Capital Trust Inc.	Dividend Capital Advisors LLC	9/5/06	150,969	15,111	0	9.10%	9.10%
Gramercy Capital Corp.	GKK Manager Member Corp.	5/8/09	49,920	de minimis	0	0.00%	0.00%

February 8, 2010	Page 16

		Date of Proxy	Shares	Non- Contingent Shares Paid	Contingent Shares	Percent of Outstanging Shares Acquirer
Acquirer	Manager	Statement	Outstanding	(a)	Payable	Minimum	Maximum
			- - - (000) - - -
Inland Real Estate Corporation	Inland Real Estate Advisory Services, Inc.	5/2/00	55,046	2,653	0	4.60%	4.60%
Inland Retail Real Estate Trust, Inc.	Inland Retail Real Estate Advisory Services, Inc.	10/29/04	230,361	8,700	0	3.64%	3.64%
Inland Western Retail Real Estate Trust, Inc.	Inland Western Retail Real Estate Advisory Services, Inc.	9/10/07	451,340	18,750	0	3.99%	3.99%
Wells Real Estate Investment Trust, Inc.	affiliate of Wells Capital, Inc.	2/26/07	465,880	18,543	0	3.83%	3.83%
					MEAN	5.80%	6.03%
					MEDIAN	3.83%	3.99%

(a)	When consideration for acquisition was partially in cash, the share equivalent was calculated using the relevant stock price.

February 8, 2010	Page 17

Internalized Real Estate Asset and Property Managers

		Date of Proxy	Total Shares	Non- Contingent Shares Paid	Contingent Shares	Percent of Outstanging Shares
Acquirer	Manager	Statement	Outstanding	(a)	Payable	Minimum	Maximum
			- - - (000) - - -
W. P. Carey & Co. LLC	W. P. Carey & Co., Inc.	5/17/00	25,979	8,000	2,000	23.54%	27.79%
Cedar Shopping Centers, Inc.	Cedar Bay Realty Advisors, Inc.; Brentway Management LLC; and SKR Management Corp.	9/10/03	14,927	1,040	0	6.51%	6.51%
Charter Municipal Mortgage Acceptance Company	Related Capital Company	9/5/03	41,295	8,999	7,199	17.89%	28.17%
Inland Real Estate Corporation	Inland Real Estate Advisory Services, Inc. and Inland Commercial Property Management, Inc.	5/2/00	55,046	6,182	0	10.10%	10.10%
Inland Retail Real Estate Trust, Inc.	Inland Retail Real Estate Advisory Services, Inc.; Inland Southeast Property Management Corp.; Inland Southern Management Corp.; and Inland Mid-Atlantic Management Corp.	10/29/04	230,361	19,700	0	7.88%	7.88%

February 8, 2010	Page 18

		Date of Proxy	Total Shares	Non- Contingent Shares Paid	Contingent Shares	Percent of Outstanging Shares
Acquirer	Manager	Statement	Outstanding	(a)	Payable	Minimum	Maximum
			- - - (000) - - -
Inland Western Retail Real Estate Trust, Inc.	Inland Western Retail Real Estate Advisory Services, Inc.; Inland Real Estate Advisory Services, Inc. and Inland Commercial Property Management, Inc.	9/10/07	451,340	37,500	0	7.67%	7.67%

Wells Real Estate Investment Trust, Inc.	affiliates of Wells Capital, Inc. and Wells Management Company, Inc.	2/26/07	465,880	19,546	0	4.03%	4.03%
					MEAN	11.09%	13.16%
					MEDIAN	7.88%	7.88%

(a)	When consideration for acquisition was partially in cash, the share equivalent was calculated using the relevant stock price.

February 8, 2010	Page 19

Section 7 – Comparison of Acquisition of the Manager with Other Transactions

The following table shows the percentage of shares to be issued to the Manager and Holdings in the Conversion Transactions in relation to the shares to be outstanding, assuming either no IPO or issuance of 2.5 million, 5 million, 7.5 million or 20 million shares in an IPO after the Conversion Transactions.

Shares Sold in IPO	Shares Issued to Unitholders of the Fund	Shares Issued to Manager and Holdings	Shares After Acquisition of Manager and Holdings	% of Shares Issued to Manager and Holdings
- - - (thousands) - - -
None	18,000	996	18,996	5.24%
2,500	18,000	996	21,496	4.63%
5,000	18,000	996	23,996	4.15%
7,500	18,000	996	26,496	3.76%
10,000	18,000	996	28,996	3.43%

February 8, 2010	Page 20

As noted earlier, SWIM is projected to earn approximately $1.6 million per year in the next three years. SWIM’s earnings are projected to decline after 2012.

If the 995,750 shares to be issued are valued at $16 million and the present value of the earnings from SWIM are valued at approximately $4 million, 75% of the shares (approximately 747,000 shares) are effectively attributable to the Manager and 25% are attributable to the value of SWIM.

On this basis, the chart on the prior page is modified as shown below.

Shares Sold in IPO	Shares Issued to Unitholders of the Fund	Shares Attributable to Manager	Total Shares Outstanding	% of Shares Attributable to Manager
- - - (thousands) - - -
None	18,000	747	18,747	3.98%
2,500	18,000	747	21,247	3.52%
5,000	18,000	747	23,747	3.15%
7,500	18,000	747	26,247	2.85%
10,000	18,000	747	28,747	2.60%

February 8, 2010	Page 21